SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1

NATURAL RESOURCE PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

63900P 10 3
(CUSIP Number)

Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
Tel: (713) 751-7507
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

(Continued on following pages)

CUSIP No. 63900P 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Corbin J. Robertson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 139,826 Common Units
	8	SHARED VOTING POWER** 3,301,169 Common Units
	9	SOLE DISPOSITIVE POWER* 139,826 Common Units
	10	SHARED DISPOSITIVE POWER** 3,301,169 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,440,995 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON IN / HC

*	Corbin J. Robertson, Jr. may be deemed to beneficially own 68,413 Common Units owned by the William K. Robertson 1993 Trust, 68,413 Common Units owned by the Frances C. Robertson 1992 Management Trust, and 3,000 Common Units owned by the Corbin J. Robertson III 1991 Management Trust, in his capacity as trustee of those trusts. See Item 3.

**	See Item 3 for an explanation of how Mr. Robertson may be deemed to be the beneficial owner of these Common Units. Mr. Robertson also may be deemed to beneficially own 5,440,673 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

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CUSIP No. 63900P 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Western Pocahontas Properties Limited Partnership 76-0205573
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER** 3,158,166 Common Units
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER** 3,158,166 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,158,166 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON PN

*	Western Pocahontas Properties Limited Partnership also holds 5,231,766 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

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CUSIP No. 63900P 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Western Pocahontas Corporation 76-0204210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER** 3,158,166 Common Units
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER** 3,158,166 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,158,166 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14	TYPE OF REPORTING PERSON CO / HC

*	Western Pocahontas Corporation also may be deemed to beneficially own 5,231,766 subordinated units representing limited partner interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

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Item 1. Security and Issuer

This statement on Schedule 13D is being filed by Corbin J. Robertson, Jr., Western Pocahontas Properties Limited Partnership and Western Pocahontas Corporation (collectively, the "Reporting Persons"), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This schedule relates to the common units representing limited partner interests (the "Common Units"), of Natural Resource Partners L.P., a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2. Identity and Background

(a)	Name of Persons Filing this Statement (the "Reporting Persons"):

	(1)	Corbin J. Robertson, Jr., a United States citizen domiciled in Texas.

	(2)	Western Pocahontas Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

	(3)	Western Pocahontas Corporation, a corporation formed under the laws of the State of Texas.

(b)	Business Address of Reporting Persons:

	(1)	The principal business address of Corbin J. Robertson, Jr. and Western Pocahontas Corporation is 601 Jefferson Street, Suite 3600, Houston, Texas 77002.

	(2)	The principal business address of Western Pocahontas Properties Limited Partnership is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

(c)	Present Principal Occupation or Principal Business:

(1)
Mr. Robertson is the President and Chief Executive Officer of Quintana Minerals Corporation, a corporation engaged in oil and gas production, and is Chairman of the Board and Chief Executive Officer of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership.

	(2)	Western Pocahontas Properties Limited Partnership engages in the leasing and acquisition of royalty-producing mineral properties.

	(3)	Western Pocahontas Corporation acts as the general partner of Western Pocahontas Properties Limited Partnership.

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Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Western Pocahontas Corporation follows:

Board of Directors and Executive Officers of Western Pocahontas Corporation

Name	Business Address	Position	Principal Occupation/ Employment

Corbin J. Robertson, Jr.	*	Director, Chairman of the Board and Chief Executive Officer	See Item 2(c)(1) above.
S. Reed Morian	300 Jackson Hill, Houston, Texas 77007	Director	Chairman and CEO of Dixie Chemical Company
William L. Mullen	Lost Tree Village 838 Lake House Drive North Palm Beach, FL 33408	Director	Retired
Peter Baumann	4221 Birdview Avenue Malibu, CA 90265	Director	Retired
W.W. Scott, Jr.	2606 W. Lane Drive Houston, TX 77027	Director	Retired
Nick Carter	**	President and Chief Operating Officer	***
Dwight L. Dunlap	*	Chief Financial Officer and Treasurer	***
Wyatt L. Hogan	*	Secretary	***
Kevin Wall	**	Vice President and Chief Engineer	***
Kenneth Hudson	**	Controller	***
*	The business address of the executive officers and directors listed above is 601 Jefferson, Suite 3600, Houston, Texas 77002.

**	The business address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

***	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

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subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Western Pocahontas Properties Limited Partnership acquired beneficial ownership of the Common Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership’s initial public offering. Western Pocahontas Corporation holds the general partner interest in Western Pocahontas Properties Limited Partnership and, as such, may be deemed to beneficially own the Common Units acquired by that entity. Corbin J. Robertson, Jr. is the controlling shareholder of Western Pocahontas Corporation and, as such, may be deemed to beneficially own the Common Units acquired by Western Pocahontas Properties Limited Partnership. In addition, Mr. Robertson may be deemed to beneficially own the Common Units acquired by New Gauley Coal Corporation by virtue of his interest therein. New Gauley Coal Corporation acquired beneficial ownership of 116,957 Common Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership’s initial public offering. New Gauley Coal Corporation subsequently purchased 9,150 Common Units, at $20.00 per Common Unit, on November 18, 2002 upon the expiration of the underwriters’ over-allotment option, as described in the Registration Statement.

A number of Common Units were purchased with personal funds or funds held by trusts for which Mr. Robertson serves as trustee. On October 17, 2002, Corbin J. Robertson purchased:

•  25,000 Common Units in his capacity as trustee of the William K. Robertson 1993 Management Trust (the "WKR Trust");
•  25,000 Common Units in his capacity as trustee of the Frances C. Robertson 1992 Management Trust (the "FCR Trust"); and
•  3,000 Common Units in his capacity as trustee of the Corbin J. Robertson III 1991 Management Trust (the "CJR III Trust").

These 53,000 Common Units were purchased at $20.00 per Common Unit from Lehman Brothers Inc. through the Directed Units Program, as described in the Registration Statement. Between October 17, 2002 and August 15, 2003, Mr. Robertson purchased an aggregate of 86,826 Common Units in his capacity as trustee of the WKR Trust and the FCR Trust. These units were purchased on the open market or under a broker-administered 10b5-1 plan. In addition, Barbara Robertson, Mr. Robertson’s spouse, purchased an aggregate of 16,896 Common Units during that period. Because Mr. Robertson does not have voting or investment power over the shares directly held by his spouse, he disclaims beneficial ownership of those units. The aggregate purchase price of these 103,722 units was $2,133,266, or an average purchase price of $20.57 per Common Unit. Details of the individual transactions are disclosed on Mr. Robertson’s publicly available Forms 4.

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Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.  Interest in Securities of the Issuer

(a)  (1)  Corbin J. Robertson, Jr., in his capacity as the controlling shareholder of both Western Pocahontas Corporation, the general partner of Western Pocahontas Properties Limited Partnership, in his capacity as a shareholder of New Gauley Coal Corporation, in his capacity as trustee of the WKR Trust, the FCR Trust, and the CJR III Trust, and in his capacity as the spouse of Barbara Robertson, may be deemed to be the beneficial owner of 3,440,995 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 30.3% of the outstanding Common Units. Mr. Robertson may also be deemed to beneficially own 5,440,673 subordinated units representing limited partner interests in the Partnership (the "Subordinated Units"), which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-86582), incorporated herein by reference (the "Registration Statement").

    (2)  Western Pocahontas Properties Limited Partnership is the record and beneficial owner of 3,158,166 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 27.8% of the outstanding Common Units. Western Pocahontas Properties Limited Partnership also holds 5,231,766 Subordinated Units in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement.

    (3)  Western Pocahontas Corporation, in its capacity as the general partner of Western Pocahontas Properties Limited Partnership, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,158,166 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 11,353,658 Common Units outstanding, represents 27.8% of the outstanding Common Units. Western Pocahontas Corporation may also be deemed to be the beneficial owner of the 5,231,766 Subordinated Units described in (2) above.

(b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c)  Neither Western Pocahontas Properties Limited Partnership nor Western Pocahontas Corporation has effected transactions in Common Units in the last sixty days. Mr. Robertson has

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effected the following transactions in the last sixty days:

•  on August 15, 2003, the purchase of 496 Common Units at $31.0881 per Common Unit by Barbara Robertson with personal funds and under the terms of a 10b5-1 plan;
•  on August 15, 2003, the purchase of 2013 Common Units at $31.0881 per Common Unit by the FCR Trust with personal funds and under the terms of a 10b5-1 plan; and
•  on August 15, 2003, the purchase of 2013 Common Units at $31.0881 per Common Unit by the WKR Trust with personal funds and under the terms of a 10b5-1 plan.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Common Units acquired by the Reporting Persons on or before October 17, 2002 were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, a copy of the form of which is included as Exhibit 3.2 to the Registration Statement which has been incorporated by reference to this Schedule 13D.

The Common Units owned by Western Pocahontas Properties Limited Partnership are pledged to The Travelers Insurance Company under the Collateral Assignment and Pledge of Partnership Interests dated as of October 17, 2002 between Western Pocahontas Properties Limited Partnership and The Travelers Insurance Company.

Item 7.  Material to Be Filed as Exhibits

Exhibit 10.1:    Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:    Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2003	CORBIN J. ROBERTSON, JR.

	By:	/s/ Corbin J. Robertson, Jr.

Corbin J. Robertson, Jr.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2003	WESTERN POCAHONTAS PROPERTIES LIMITED PARTNERSHIP

	By:	Western Pocahontas Corporation, Its General Partner
	By:	/s/ Corbin J. Robertson, Jr.

Corbin J. Robertson, Jr. Chief Executive Officer

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2003	WESTERN POCAHONTAS CORPORATION

	By:	/s/ Corbin J. Robertson, Jr.

Corbin J. Robertson, Jr. Chief Executive Officer

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EXHIBIT INDEX

Exhibit 10.1:    Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit  99.1:   Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

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